FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated November 5, 2014.

TRANSLATION

Autonomous City of Buenos Aires, November 5, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 09/30/2014

Dear Sirs:

      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we advise you that the Company’s Board of Directors approved, at its meeting held on November 5, 2014, the consolidated financial statements for the nine-month period ended September 30, 2014. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	7,619
Attributable to minority interests	(70)
Total net income for the period	7,549

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	15,159
Attributable to minority interests	-
Total other comprehensive income for the period	15,159

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	22,778
Attributable to minority interests	(70)
Total comprehensive income for the period	22,708

4) Detail of Shareholders’ equity as of 09/30/2014 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,918
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,077 15 24 96 (308) (4)
Issuance premiums	640
Total shareholders’ contributions		10,458
Legal reserve		2,007
Reserve for future dividends		5
Reserve for future investments		12,854

TRANSLATION

Reserve for repurchase of own shares	320
Special reserve for initial setting IFRS	3,648
Other comprehensive income	33,271
Retained earning	7,625
Subtotal Shareholders’ equity	70,188
Minority interests	154
Total Shareholders’ equity	70,342

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

As of September 30, 2014 the number of shares belonging to the controlling shareholder of the Company amounted to 200,590,525 shares, which include 200,589,525 class D shares and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Economy and Public Finance, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 5, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer